2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.1

FOR IMMEDIATE RELEASE

Caspian Sea: hydrocarbon discovery
in the Kairan structure in Kazakhstan

Paris, July 27, 2004 - Total announces the successful drilling and testing of its first exploration well on Kairan. The well is located in the Kazakhstan sector of the Caspian Sea approximately 40 kilometres east of the Kashagan field. The development plan and the launch of the first phase of investment were approved last February.

Kairan-1 was drilled from an artificial island to a total depth of 3 850 metres and encountered an hydrocarbon accumulation in the Permian carbonate reservoir. The well was tested at a rate of 4,100 barrels of oil per day. An evaluation is currently underway to determine the potential of this discovery.

Kairan is the fifth discovery in the blocks attributed to the consortium holding a production sharing contract in the northern area of the Caspian Sea, the others being Kashagan, Kalamkas, Kashagan Southwest, and Aktote.

Total is a partner in the consortium operated by Agip KCO that groups seven international companies: BG (sale of interest pending closing), ConocoPhilipps, Eni, ExxonMobil, Inpex, Shell and Total.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com